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CONTACTS:

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
LORUS THERAPEUTICS INC.         CANADIAN MEDIA CONTACT:          US MEDIA CONTACT:
Corporate Communications        Hugh Mansfield                   Jennifer Taylor
Grace Tse                       Mansfield Communications Inc.    Mansfield Communications Inc.
Tel: (416) 798-1200, ext. 380   Tel: (416) 599-0024              Tel: (212)370-5045
Email:ir@lorusthera.com         Email: hugh@mcipr.com            E-mail: jennifer@mcipr.com

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  LORUS LICENSES NC 381 AND LIBRARY OF CLOTRIMAZOLE ANALOGS TO CYCLACEL LIMITED

          - NEW DEVELOPMENT PARTNER ALLOWS LORUS TO FOCUS ON ITS BROAD
                           AND DIVERSIFIED PIPELINE -


TORONTO - SEPTEMBER 24 2003 - Lorus Therapeutics Inc. ("Lorus"), a biotechnology company focused on the development of novel cancer treatments, and its subsidiary, NuChem Pharmaceuticals Inc. ("NuChem") and Cyclacel Limited, ("Cyclacel") a UK-based biopharmaceutical company, announced they have entered into an exclusive worldwide license agreement for the development and commercialization of Lorus' pre-clinical compound NC 381. The agreement extends to other drug candidates that Cyclacel may identify from a library of clotrimazole analogs licensed by NuChem from Harvard Medical School in 1997.

Under the terms of the agreement, Lorus will receive upfront fees of US $400,000 and milestone payments, which assuming all milestones are achieved, will total approximately US $11.6 million for NC 381, and similar milestone payments for each of any other compounds developed from the compound library. In addition to these payments, Lorus will receive royalties based on product sales. Cyclacel will be responsible for all future drug development costs.

"Lorus, in collaboration with the U.S. National Cancer Institute, has identified the promise of NC 381 and several other compounds for the treatment of cancer," said Dr. Jim Wright, CEO of Lorus. "We are pleased with this partnership with Cyclacel, a company that has world-class expertise in understanding cell cycle arrest mechanisms. We believe Cyclacel has scientific and product expertise pivotal to the development of drugs such as NC 381."

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     Dr. Wright added: "Lorus is focusing its resources on the development of its advanced clinical programs and its other pre-clinical technologies, as it moves its lead products, Virulizin, GTI-2040 and GTI-2501 through the clinic."

     Spiro Rombotis, CEO of Cyclacel said, "The agreement with Lorus validates Cyclacel's global reputation as a leader in cell cycle chemistry and biology. We are pleased to be in partnership with an innovative cancer therapeutics company like Lorus and look forward to a mutually-beneficial relationship."


About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.


Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.


About Cyclacel


Cyclacel is a biopharmaceutical company that designs and develops small molecule drugs that act on key cell cycle regulators to stop uncontrolled cell division in cancer and other diseases involving abnormal cell proliferation. The Company's discovery engines integrate cell cycle biology expertise with a large library of gene-based targets, state-of-the-art RNAi functional genomics, chemogenomics and clinical biomarker technologies to rapidly deliver new drugs. Cyclacel has six research and development programs underway. Most advanced is CYC202, a Cyclin Dependent Kinase (CDK) inhibitor, in Phase II trials for breast and lung cancer. CYC202 has also completed a Phase I trial in healthy volunteers and is being explored for use in glomerulonephritis, a disease of renal cell proliferation. Cyclacel has entered into corporate alliances with AstraZeneca, CV Therapeutics and a top 5 pharmaceutical major all in the oncology field.


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